UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 28, 2011

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Interim financial report for the period 1 January 2011 to 31 March 2011

28 April 2011

Novo Nordisk increased operating profit by 24% in the first quarter of 2011

Organic sales growth of 15% driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 15% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 14% (11% in local currencies).
	o	Victoza® sales of DKK 1,098 million (growth of 191% in local currencies).
	o	Sales of NovoSeven® increased by 6% (4% in local currencies).
	o	Sales in North America increased by 16% (14% in local currencies).
	o	Sales in Region China increased by 34% (28% in local currencies).
•	Gross margin improved by 0.3 percentage points in local currencies, reflecting a favourable product mix development, but due to a negative currency effect, the gross margin declined by 0.2 percentage points to 80.1% compared to the first quarter of 2010.

•	Reported operating profit increased by 24% to DKK 5,418 million. Measured in local currencies, operating profit increased by approximately 20%.
•	Net profit increased by 23% to DKK 4,073 million. Earnings per share (diluted) increased by 26% to DKK 7.06.
•	Novo Nordisk has completed a pre-specified meta-analysis based on the Degludec phase 3a trial programme. The meta-analysis confirmed that Degludec is associated with a lower risk of hypoglycaemia compared to insulin glargine, both on the total number of confirmed hypoglycaemic events, and on the number of confirmed nocturnal hypoglycaemic events. Both findings are statistically significant.

•	The 2011 outlook remains unchanged: sales growth of 8-10% and operating profit growth of around 15%, both measured in local currencies.

Lars Rebien Sørensen, president and CEO, says: “We are encouraged by the continued double-digit sales growth driven by Victoza® and modern insulins. It strengthens our confidence in the company’s long term growth prospects despite the near-term impact on sales growth from healthcare reforms in the US and other major markets, which is reflected in the 2011 outlook.”

Company Announcement no 25 / 2011	Page 1 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first quarter of 2011
The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2011. These IFRSs have not had any significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			Q1 2010
Profit and loss	Q1 2011	Q1 2010	to Q1 2011

Sales	15,693	13,674	15%

Gross profit	12,576	10,984	14%
Gross margin	80.1%	80.3%

Sales and distribution costs	4,260	3,984	7%
Percent of sales	27.1%	29.1%

Research and development costs	2,290	2,131	7%
Percent of sales	14.6%	15.6%

Administrative expenses	756	711	6%
Percent of sales	4.8%	5.2%

Licence fees and other operating income	148	224	(34%)

Operating profit	5,418	4,382	24%
Operating margin	34.5%	32.0%

Net financials	(128)	(65)	97%
Profit before income tax	5,290	4,317	23%

Net profit	4,073	3,324	23%
Net profit margin	26.0%	24.3%

Other key numbers

Depreciation, amortisation and impairment losses	605	581	4%
Capital expenditure	549	668	(18%)

Cash flow from operating activities	5,108	4,231	21%
Free cash flow	4,503	3,409	32%

Total assets	59,001	54,155	9%
Equity	34,768	32,916	6%
Equity ratio	58.9%	60.8%

Average number of shares outstanding (million) – diluted	576.7	593.0	(3%)
Diluted earnings per share / ADR (in DKK)	7.06	5.61	26%

Full-time employees at the end of the period	30,867	29,154	6%

Company Announcement no 25 / 2011	Page 2 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development
Sales increased by 15% in Danish kroner and by 11% measured in local currencies. All regions contributed to growth measured in local currencies; North America was the main contributor with 45% share of growth measured in local currencies, followed by International Operations and Region China, contributing 20% and 18%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and the modern insulins. Sales growth in the first quarter of 2011 was lowered by approximately three percentage points due to healthcare reforms in the US, major European markets and Turkey.

	Sales Q1 2011 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes care segment
Modern insulins	6,705	14%	11%	42%
– NovoRapid®	2,955	13%	10%	17%
– NovoMix®	1,975	14%	10%	11%
– Levemir®	1,775	17%	14%	14%
Human insulins	2,655	(4%)	(8%)	(14%)
Protein-related products	639	27%	22%	7%
Victoza®	1,098	197%	191%	45%
Oral antidiabetic products	711	10%	9%	4%
Diabetes care total	11,808	16%	13%	84%

The biopharmaceuticals segment
NovoSeven®	2,032	6%	4%	5%
Norditropin®	1,252	16%	11%	8%
Other products	601	15%	11%	3%
Biopharmaceuticals total	3,885	10%	7%	16%

Total sales	15,693	15%	11%	100%

In the following sections, market shares are based on moving annual total (MAT) volume data (unless otherwise noted) from February 2011 by the independent third-party data provider IMS Health.

Diabetes care sales development
Sales of diabetes care products increased by 16% measured in Danish kroner to DKK 11,808 million and by 13% in local currencies compared to the first quarter of 2010. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 24% compared to 23% in the first quarter of 2010.

Modern insulins, human insulins and protein-related products
In the first quarter of 2011, sales of modern insulins, human insulins and protein-related products increased by 9% in Danish kroner to DKK 9,999 million and by 6% measured in local currencies compared to the first quarter of 2010, with North America and Region China having the highest growth rates. Sales growth for the global insulin franchise in the first quarter of 2011 was negatively impacted by approximately three percentage points due to healthcare reforms.

Company Announcement no 25 / 2011	Page 3 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales of modern insulins increased by 14% in Danish kroner to DKK 6,705 million and by 11% in local currencies compared to the first quarter of 2010, reflecting steady organic sales growth. North America accounted for more than half of the growth, followed by International Operations and Region China. Sales of modern insulin now constitute close to 72% of Novo Nordisk’s sales of insulin. The decline in human insulin sales reflects a continued conversion of the insulin market from human insulin to modern insulin.

Insulin market shares	Novo Nordisk’s share of		Novo Nordisk’s share of
(volume, MAT)	total insulin market		modern insulin

Geography	Feb 2011	Feb 2010	Feb 2011	Feb 2010
Global	51%	51%	46%	46%
USA	42%	42%	37%	35%
Europe	53%	54%	50%	51%
International Operations	59%	58%	56%	56%
Japan	62%	66%	56%	58%
China	63%	62%	69%	70%
Source: IMS, February data

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 10% in Danish kroner and by 8% in local currencies in the first quarter of 2011, reflecting a continued solid sales performance of especially Levemir® and NovoLog® offset by a decline in human insulin sales and the impact of the healthcare reform adopted in March 2010. Currently, around 43% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe decreased by 1% measured in Danish kroner and by 3% in local currencies in the first quarter of 2011. Sales are negatively impacted by health care reforms that were implemented during 2010, especially in Germany and Spain. The penetration of the modern insulin portfolio continues, and consequently human insulin sales are declining. Currently, around 96% of Novo Nordisk’s insulin volume in Europe is being sold in devices.

International Operations
Sales in International Operations increased by 14% in Danish kroner and by 11% in local currencies in the first quarter of 2011. The main contributor to growth was sales of modern insulin, primarily in Russia, Argentina and Australia. In the first quarter of 2010, the sales to Russia were negatively impacted by a delay in renewing Novo Nordisk’s import license. Currently, around 88% of Novo Nordisk’s modern insulin volume in International Operations is being sold in the prefilled device FlexPen®.

Region China
Sales in Region China increased by 26% in Danish kroner and by 20% in local currencies in the first quarter of 2011. The main contributor to growth was sales of modern insulin – especially NovoMix® - while sales of human insulin continue to add to overall growth in the region. Currently, around 96% of Novo Nordisk’s insulin volume in China is being sold in devices.

Japan & Korea
Sales in Japan & Korea increased by 20% measured in Danish kroner and by 7% in local currencies in the first quarter of 2011. The sales development reflects sales growth for all three modern insulins, Levemir®, NovoRapid® and NovoRapid Mix® 30, being offset by a decline in human insulin sales. The device penetration in Japan remains high with approximately 98% of Novo Nordisk’s insulin volume being used in devices, primarily

Company Announcement no 25 / 2011	Page 4 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

NovoPen® and FlexPen®. Following the earthquake on 11 March 2011 in Japan, focus has been on ensuring access to Novo Nordisk products for patients in the affected areas and ensuring uninterrupted product supplies. Operations in Japan, including production at the Koriyama factory, resumed to normal within a few weeks. Additional stocking of Novo Nordisk diabetes products has taken place in March throughout the supply chain adding to Novo Nordisk sales growth in Japan in the first quarter of 2011.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 1,098 million during the first quarter of 2011 reflecting solid market performance in both Europe and the US. Victoza® has now reached a global value market share of 39% in the GLP-1 segment (source: IMS, February MAT value data). As announced on 15 March 2011, Novo Nordisk has received approval of Victoza® for the treatment of type 2 diabetes by the State Food and Drug Administration in China and expects to launch the product in China in the second half of 2011.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In the first quarter of 2011, sales of oral antidiabetic products increased by 10% in Danish kroner to DKK 711 million and by 9% measured in local currencies compared to the first quarter of 2010. The sales development primarily reflects continued sales growth in China being offset by lower sales in Europe due to generic competition in several European markets.

Biopharmaceuticals sales development
In the first quarter of 2011, sales of biopharmaceutical products increased by 10% measured in Danish kroner to DKK 3,885 million and by 7% measured in local currencies compared to the first quarter of 2010.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 6% in Danish kroner to DKK 2,032 million and by 4% in local currencies compared to the first quarter of 2010. Sales growth for NovoSeven® was primarily driven by International Operations, but also Japan & Korea, Europe and Region China contributed to the growth. Sales in North America were unchanged compared to the first quarter of 2010, primarily due to negative impact from patients transferring to an alternative treatment regimen of immune tolerance therapy.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 16% measured in Danish kroner to DKK 1,252 million and by 11% measured in local currencies compared to the first quarter of 2010. The sales growth is driven by International Operations, partly due to tenders being realised earlier in the year compared to 2010, and by Japan & Korea and North America. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 15% in Danish kroner to DKK 601 million and by 11% measured in local currencies. This development primarily reflects continued sales progress for Vagifem® being offset by the impact from generic competition to Activella® in the US.

Company Announcement no 25 / 2011	Page 5 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Development in costs
The cost of goods sold grew 16% to DKK 3,117 million in the first quarter of 2011, and thereby providing a gross margin of 80.1% compared to 80.3% in the first quarter of 2010. This primarily reflects a favourable product mix impact due to increased sales of modern insulins and Victoza®, and a negative currency impact of 0.5 percentage points. The negative currency effect arises from first quarter 2011 sales of finished goods in Novo Nordisk affiliates’ inventories at the end of 2010. The cost of goods related to these inventories reflects the higher level of exchange rates prevailing per 31 December 2010.

In the first quarter of 2011, total non-production-related costs increased by 7% to DKK 7,306 million and by 5% in local currencies compared to the first quarter of 2010.

Sales and distribution costs increased by 7% to DKK 4,260 million, primarily reflecting the promotion costs for Victoza® in Europe and the US, as well as a the expanded field sales forces primarily in China and the US. Novo Nordisk currently expects to increase the Chinese field sales force by approximately 300 additional FTEs during 2011.

Research and development costs increased by 7% to DKK 2,290 million in the first quarter of 2011, primarily reflecting expanding activities in China and early-stage Biopharmaceuticals development activities countered by a lower development activity level for Degludec and DegludecPlus, compared to the first quarter of 2010.

Licence fees and other operating income constituted DKK 148 million in the first quarter of 2011 compared to DKK 224 million in the first quarter of 2010. This development is primarily due to a non-recurring income of approximately DKK 100 million related to a patent settlement during the first quarter of 2010.

Net financials
Net financials showed a net expense of DKK 128 million in the first quarter of 2011 compared to a net expense of DKK 65 million in the first quarter of 2010.

For the first quarter of 2011, the foreign exchange result was an expense of DKK 104 million compared to an expense of DKK 137 million in the first quarter of 2010. The foreign exchange result in the first quarter of 2011 reflects losses on foreign exchange hedging contracts, primarily on US dollars, entered into during the fourth quarter of 2009. Foreign exchange hedging gains of around DKK 700 million have been deferred for future income recognition in 2011 and 2012.

In the first quarter of 2010, the result from associated companies was included in net financials with an income of DKK 65 million. After the divestment of shares in ZymoGenetics Inc. and transfer of Innate Pharma S.A. to ‘Other non-current financial assets’ in the fourth quarter of 2010, the result from investments in associated companies has declined to DKK 0.

Company Announcement no 25 / 2011	Page 6 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Outlook 2011
The current expectations for 2011 are summarised in the table below:

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	28 April 2011	2 February 2011

Sales growth
- in local currencies	8–10%	8–10%
- as reported	Around 4 percentage points	Around 1.5 percentage points
	lower	lower

Operating profit growth	Around 15%	Around 15%
- in local currencies	Around 7.5 percentage points	Around 2.5 percentage points
- as reported	lower	lower

	Income of around DKK 500	Expense of around DKK 100
Net financials	million	million

Effective tax rate	Around 23%	Around 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.7 billion	Around DKK 2.7 billion

Free cash flow	More than DKK 16 billion	More than DKK 16 billion

Novo Nordisk still expects sales growth in 2011 of 8-10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products, as well as expectations of continued intense competition, generic competition to oral antidiabetic products, and an impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 4 percentage points lower than growth measured in local currencies.

For 2011, growth in operating profit is still expected to be around 15% measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be 7.5 percentage points lower than growth measured in local currencies.

For 2011, Novo Nordisk now expects a net financial income of around DKK 500 million. The current expectation reflects currency hedging contract gains, primarily related to the US dollar.

The effective tax rate for 2011 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2011, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are still around DKK 2.7 billion and free cash flow is still expected to be more than DKK 16 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2011 and that exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remainder of 2011. Please refer to appendix 7 for key currency assumptions.

Company Announcement no 25 / 2011	Page 7 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 620 million	15
JPY	DKK 155 million	15
CNY	DKK 120 million	12*
GBP	DKK 85 million	10

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Company Announcement no 25 / 2011	Page 8 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Research and development update

Diabetes care: Insulin and GLP-1
Degludec meta-analysis of hypoglycaemia
Novo Nordisk has completed a pre-specified meta-analysis, investigating the risk of hypoglycaemia observed in the large patient population studied in the Degludec phase 3a trial programme. The meta-analysis confirmed the findings from the individual studies: Degludec administered once daily is superior to insulin glargine administered once daily in terms of both a lower rate of overall confirmed hypoglycaemic events and a lower rate of nocturnal confirmed hypoglycaemic events – both findings in the meta-analysis being statistically significant. A review of the meta-analysis will be provided in connection with Novo Nordisk’s capital markets day on 5 May 2011 in Copenhagen. All sessions of the capital markets day will be webcast live and a replay will be available on novonordisk.com/investors.

Levemir® as add-on to Victoza® phase 3b 12-month data
Novo Nordisk has reviewed 12-month data from a phase 3b study with 988 people with type 2 diabetes. The study investigated the effect of adding Levemir® to the patients’ current treatment with metformin and Victoza®. The primary endpoints of the study were reached:

•	There was a statistically significant improvement in glycaemic control in the Levemir® plus metformin plus Victoza® treatment group compared to the group receiving only metformin plus Victoza®.
•	The initial mean body weight loss of ~3-4 kg, achieved during the 12 week run-in period with Victoza®, was sustained in all treatment groups.
•	No events of major hypoglycaemia and a very low rate of hypoglycaemia (~0.23 events/patient year) were observed in the group receiving Levemir® plus metformin plus Victoza®.

The study furthermore demonstrated that the profile of Victoza® plus Levemir® co-administered is safe, generally well tolerated and clinically efficacious. Six-month data from the study were communicated on 5 August 2010 and all trial data are intended for label update purposes.

Oral insulin update, NN1952 and NN1953
Novo Nordisk has completed a phase 1 study with a rapid-acting insulin analogue, NN1952, designed for oral administration. Due to significant influence of food-intake on the predictability of the rapid-acting insulin analogue in current formulation, Novo Nordisk has decided to focus activities within insulin for oral administration on long-acting insulin. In April 2011 Novo Nordisk progressed a long-acting insulin for oral administration, NN1953, into phase 1 clinical testing.

Biopharmaceuticals: Haemostasis
Recombinant FXIII, NN1841, BLA submission in the US for FXIII congenital deficiency
As communicated on 23 February 2011, Novo Nordisk has submitted an application for marketing authorisation in the US for NN1841, the first recombinant factor XIII compound, for patients with congenital factor XIII deficiency – a very rare inherited bleeding disorder. Furthermore, Novo Nordisk expects to file for marketing authorisation in Europe in the second quarter of 2011.

Company Announcement no 25 / 2011	Page 9 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Phase II results for GlycoPegylated rFVIIa, NN7128
The safety and efficacy of GlycoPegylated rFVIIa was tested for prophylactic effect in a clinical phase 2 trial including 24 haemophilia patients with inhibitors. Patients were randomised to three dose levels and treated for three months following a three months observation period. No safety concerns or immunogenicity were observed. The pharmacokinetic properties of GlycoPegylated rFVIIa were similar to those observed during phase 1.

In all three dose groups a significant reduction in annualised bleeding rate was observed compared to the observation period. However, a clear dose-response relationship could not be established and further data analyses are planned.

Phase II results for recombinant FXIII in cardiac surgery, NN1810
The safety and efficacy of recombinant FXIII in avoidance of transfusion during cardiac surgery was tested in a phase 2 clinical trial including 409 patients. The results show that for the selected group of patients there was no effect on transfusion avoidance in any of the dose arms compared to placebo and no effect on other efficacy endpoints. The trial did not give rise to any safety concerns. Based on these results, no further investigations of recombinant FXIII in cardiac surgery will be pursued; however, other indications currently in nonclinical development are being investigated.

Biopharmaceuticals: Inflammation
Anti-IL-20, NN8226, for rheumatoid arthritis progresses to phase 2a
Novo Nordisk has completed a phase 1 rheumatoid arthritis study for anti-IL-20, a recombinant fully human monoclonal antibody. Anti-IL-20 appeared to have a safe and well- tolerated profile, and no anti-drug antibodies were observed. Based on the findings, a phase 2a trial in rheumatoid arthritis has been initiated.

Anti-NKG2D, NN8555, for Crohn’s Disease progresses to phase 2a
Novo Nordisk has initiated a phase 2a clinical trial with a recombinant fully human monoclonal antibody, Anti-NKG2D, in Crohn’s Disease.

Sustainability update
The total number of full-time employees was 30,867 as of 31 March 2011 compared to 29,154 as of 31 March 2010. New hiring was led by expansion in China, the US and countries in the International Operations region.

During the first quarter of 2011, Novo Nordisk introduced a shortened and simplified version of the Novo Nordisk Way, presenting the company’s ambitions and values. As Novo Nordisk adds several thousand employees each year, emphasis is on ensuring that the company values are understood and lived by the employees.

Equity
Total equity was DKK 34,768 million at the end of the first quarter of 2011, equivalent to 58.9% of total assets, compared to 60.8% at the end of the first quarter of 2010. Please refer to appendix 5 for further elaboration of changes in equity during the first quarter of 2011.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 23 March 2011, approved a 3.3% reduction in the total share capital by cancellation of 20,000,000 treasury B shares of DKK 1 at a nominal value of DKK 20,000,000. After the legal implementation of the share capital reduction, which is expected to take place in the beginning of May 2011 after expiry of

Company Announcement no 25 / 2011	Page 10 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

the legal notice period, Novo Nordisk’s share capital will amount to DKK 580,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 472,512,800.

Treasury shares and 2011 share repurchase programme
On 2 February 2011, Novo Nordisk announced a DKK 2 billion share repurchase programme as part of an overall DKK 10 billion share repurchase programme for 2011. The purpose of the programme is a reduction of the company’s share capital. Under the programme Novo Nordisk repurchased B shares for an amount of DKK 2.0 billion in the period from 2 February 2011 to 26 April 2011. The programme was concluded on 26 April 2011.

As per 26 April 2011, Novo Nordisk A/S and its wholly-owned affiliates owned 30,310,347 of its own B shares, corresponding to 5.1% of the total share capital.

As part of the execution of Novo Nordisk A/S’ overall DKK 10 billion share repurchase programme for 2011, a new share repurchase programme has now been initiated in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). According to this, J.P. Morgan Securities Ltd. as lead manager will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2 billion during the trading period from 28 April 2011 to 2 August 2011. A maximum of 152,011 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of March 2011, and a maximum of 10,032,726 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Legal update
As of 26 April 2011, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 50 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 72 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2011. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position.

As previously announced, Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s application to market a generic version of Prandin® (repaglinide) in the US and the use of repaglinide in combination with metformin. In January 2011, a US District Court ruled that Novo Nordisk’s US Patent No. 6,677,358, which covers the combination use of repaglinide and metformin for the treatment of type 2 diabetes, was invalid and unenforceable. Novo Nordisk appealed that ruling on 26 January 2011, which is now pending before the Federal Circuit Court of Appeals (CAFC). Furthermore, Caraco has petitioned the Supreme Court for a writ of certiorari after the CAFC allowed Novo Nordisk to retain its current Use Code and then denied Caraco’s request for a rehearing. If Novo Nordisk’s current Use Code stands and its patent is held valid and enforceable on appeal, Caraco would be required by the FDA to amend its label to include the repaglinide-metformin combination. Caraco has conceded infringement if the combined use is included in its label pursuant to a stipulation between the parties. On 28 March 2011, the Supreme Court requested the US Solicitor General to provide the view of the United States on

Company Announcement no 25 / 2011	Page 11 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

the Use Code issue. The Supreme Court will then decide on whether it will review the CAFC Use Code decision by the end of June 2011.

As announced in February 2011, Novo Nordisk was served with a criminal subpoena by the US Attorney in Massachusetts requesting a broad range of documents relating to marketing and promotion practices for NovoLog®, Levemir® and Victoza®. The matter has now been reassigned to the US Attorney in Washington DC and Novo Nordisk is cooperating with the US Attorney in this investigation. Novo Nordisk cannot predict the outcome of this investigation or when the company will be able to provide additional information given the unpredictable nature of these investigations.

Company Announcement no 25 / 2011	Page 12 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial calendar
5 May 2011	Capital Markets Day in Copenhagen, Denmark
4 August 2011	Financial statement for the first six months of 2011
27 October 2011	Financial statement for the first nine months of 2011
2 February 2012	Financial statement for 2011

Conference call details
On 28 April 2011 at 13.00 CET, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2010 and Form 20-F, both filed with the SEC in February 2011, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
-	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2011’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related

Company Announcement no 25 / 2011	Page 13 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 43-45 of the Annual Report 2010 available as of 4 February 2011 on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 25 / 2011	Page 14 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

The Board of Directors and Executive Management have reviewed and approved the interim financial report of Novo Nordisk A/S for the first quarter of 2011. The interim financial report has not been audited or reviewed by the company’s independent auditors.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 28 April 2011

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 25 / 2011	Page 15 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

In North America	In North America
Ken Inchausti	Hans Rommer
Tel: (+1) 609 786 8316	Tel: (+1) 609 216 4834
kiau@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 25 / 2011	Page 16 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

						% change
	2011	2010				Q1 2011 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2010

Sales	15,693	16,124	15,584	15,394	13,674	15%
Gross profit	12,576	13,039	12,648	12,425	10,984	14%
Gross margin	80.1%	80.9%	81.2%	80.7%	80.3%
Sales and distribution costs	4,260	5,274	4,573	4,364	3,984	7%
Percent of sales	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	2,290	2,735	2,302	2,434	2,131	7%
Percent of sales	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	756	850	759	745	711	6%
Percent of sales	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	148	164	110	159	224	(34%)

Operating profit	5,418	4,344	5,124	5,041	4,382	24%
Operating margin	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	0	1,031	(22)	(4)	65	(100%)
Financial income	84	140	31	146	65	29%
Financial expenses	212	810	477	575	195	9%

Profit before income taxes	5,290	4,705	4,656	4,608	4,317	23%

Net profit	4,073	3,946	3,585	3,548	3,324	23%

Depreciation, amortisation and impairment losses	605	684	607	595	581	4%
Capital expenditure	549	1,141	755	744	668	(18%)
Cash flow from operating activities	5,108	4,905	6,318	4,225	4,231	21%
Free cash flow	4,503	4,707	5,453	3,444	3,409	32%
Total assets	59,001	61,402	57,162	57,048	54,155	9%
Total equity	34,768	36,965	34,264	33,635	32,916	6%
Equity ratio	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	30,867	30,014	29,515	29,364	29,154	6%

Basic earnings per share (in DKK)	7.13	6.87	6.21	6.07	5.66	26%
Diluted earnings per share (in DKK)	7.06	6.82	6.15	6.02	5.61	26%
Average number of shares outstanding (million)	571.6	572.7	577.6	584.0	587.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	576.7	577.5	582.3	588.9	593.0	(3%)

Sales by business segments:
Modern insulins (insulin analogues)	6,705	7,127	6,820	6,792	5,862	14%
Human insulins	2,655	2,992	2,963	3,099	2,773	(4%)
Victoza®	1,098	951	700	296	370	197%
Protein-related products	639	561	567	583	503	27%
Oral antidiabetic products (OAD)	711	666	736	704	645	10%
Diabetes care total	11,808	12,297	11,786	11,474	10,153	16%

NovoSeven®	2,032	1,996	1,965	2,155	1,914	6%
Norditropin®	1,252	1,242	1,233	1,245	1,083	16%
Hormone replacement therapy	492	482	517	450	443	11%
Other products	109	107	83	70	81	35%
Biopharmaceuticals total	3,885	3,827	3,798	3,920	3,521	10%

Sales by geographic regions:
North America	6,035	6,286	6,114	5,988	5,221	16%
Europe	4,595	4,886	4,675	4,671	4,432	4%
International Operations	2,203	2,160	2,127	2,213	1,835	20%
China	1,376	1,181	1,214	1,083	1,030	34%
Japan & Korea	1,484	1,611	1,454	1,439	1,156	28%

Segment operating profit:
Diabetes care	3,115	3,096	3,419	3,033	2,554	22%
Biopharmaceuticals	2,303	1,248	1,705	2,008	1,828	26%

Company Announcement no 25 / 2011	Page 17 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Income statement and Statement of comprehensive income

	Q1	Q1
DKK million	2011	2010

Income statement
Sales	15,693	13,674
Cost of goods sold	3,117	2,690

Gross profit	12,576	10,984

Sales and distribution costs	4,260	3,984
Research and development costs	2,290	2,131
Administrative expenses	756	711
Licence fees and other operating income, net	148	224

Operating profit	5,418	4,382

Share of profit/(loss) of associated companies, net of tax	-	65
Financial income	84	65
Financial expenses	212	195

Profit before income taxes	5,290	4,317

Income taxes	1,217	993

NET PROFIT	4,073	3,324

Basic earnings per share (DKK)	7.13	5.66
Diluted earnings per share (DKK)	7.06	5.61

Segment Information

Segment sales:
Diabetes care	11,808	10,153
Biopharmaceuticals	3,885	3,521

Segment operating profit:
Diabetes care	3,115	2,554
Operating margin	26.4%	25.2%
Biopharmaceuticals	2,303	1,828
Operating margin	59.3%	51.9%

Total segment operating profit	5,418	4,382

Statement of comprehensive income

Net profit for the period	4,073	3,324
Other comprehensive income:
Deferred gains/(losses) on cash flow hedges arising during the period	1,002	(847)
Transfer of deferred gains/(losses) from previous year of cash flow hedges recognised in the Income statement as part of financial
income/(expenses)	352	(247)
Exchange rate adjustment of investments in subsidiaries	(235)	136
Share of other comprehensive income of associated comp., net of tax	-	2
Gains/(losses) on available-for-sale financial assets (equity investments)	5	5
Other	(65)	21
Tax on other comprehensive income, income/(expense)	(416)	271

Other comprehensive income for the period, net of tax	643	(659)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,716	2,665

Company Announcement no 25 / 2011	Page 18 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	31 Mar 2011	31 Dec 2010

ASSETS
Intangible assets	1,484	1,458
Property, plant and equipment	20,217	20,507
Investments in associated companies	43	43
Deferred income tax assets	1,532	1,847
Other non-current financial assets	258	254

TOTAL NON-CURRENT ASSETS	23,534	24,109

Inventories	8,959	9,689
Trade receivables	9,128	8,500
Tax receivables	557	650
Other current assets	2,222	2,403
Marketable securities and financial derivatives	4,304	4,034
Cash at bank and in hand	10,297	12,017

TOTAL CURRENT ASSETS	35,467	37,293

TOTAL ASSETS	59,001	61,402

EQUITY AND LIABILITIES

Share capital	600	600
Treasury shares	(29)	(28)
Retained earnings	33,258	36,097
Other reserves	939	296

TOTAL EQUITY	34,768	36,965

Non-current debt	504	504
Deferred income tax liabilities	2,981	2,865
Retirement benefit obligations	562	569
Provisions for other liabilities	1,933	2,023

Total non-current liabilities	5,980	5,961

Current debt and financial instruments	1,008	1,720
Trade payables	2,822	2,906
Tax payables	1,498	1,252
Other current liabilities	7,810	7,954
Provisions for other liabilities	5,115	4,644

Total current liabilities	18,253	18,476

TOTAL LIABILITIES	24,233	24,437

TOTAL EQUITY AND LIABILITIES	59,001	61,402

Company Announcement no 25 / 2011	Page 19 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows

DKK million	Q1 2011	Q1 2010

Net profit	4,073	3,324

Adjustment for non-cash items:
Income taxes	1,217	993
Depreciation, amortisation and impairment losses	605	581
Interest income and interest expenses	(29)	(7)
Other adjustment	131	680
Income taxes paid	(956)	(806)
Interest received	79	108
Interest paid	(6)	(5)

Cash flow before change in working capital	5,114	4,868

(Increase)/decrease in trade receivables and other current assets	(447)	(1,187)
(Increase)/decrease in inventories	730	(257)
Increase/(decrease) in trade payables and other current liabilities	(228)	798
Exchange rate adjustment	(61)	9

Cash flow from operating activities	5,108	4,231

Purchase of intangible assets and non-current financial assets	(56)	(154)
Proceeds from sale of property, plant and equipment	3	2
Purchase of property, plant and equipment	(552)	(670)
Net change in marketable securities	500	500
Dividend received	-	-

Cash flow from investing activities	(105)	(322)

Repayment of non-current debt	-	-
Purchase of treasury shares	(1,335)	(1,392)
Proceeds from sale of treasury shares	47	252
Dividends paid to the Company´s owners	(5,700)	(4,400)

Cash flow from financing activities	(6,988)	(5,540)

NET CASH FLOW	(1,985)	(1,631)

Unrealised gain/(loss) on exchange rates and marketable securities included in cash and cash equivalents	(67)	(80)

Net change in cash and cash equivalents	(2,052)	(1,711)

Cash and cash equivalents at the beginning of the period	11,960	11,034

Cash and cash equivalents at the end of the period	9,908	9,323

Additional information:
Cash and cash equivalents at the end of the period	9,908	9,323
Marketable securities	3,451	530
Undrawn committed credit facilities	4,474	4,467

FINANCIAL RESOURCES AT THE END OF THE PERIOD	17,833	14,320

Cash flow from operating activities	5,108	4,231
Cash flow from investing activities	(105)	(322)
Net change in marketable securities	(500)	(500)

FREE CASH FLOW	4,503	3,409

Company Announcement no 25 / 2011	Page 20 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ (loss) on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

Q1 2011

Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			4,073					4,073
Other comprehensive income for the period, net of tax				(235)	1,354	(476)	643	643

Total comprehensive income for the period			4,073	(235)	1,354	(476)	643	4,716

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			75					75
Purchase of treasury shares		(2)	(1,333)					(1,335)
Sale of treasury shares		1	46					47

Balance at the end of the period	600	(29)	33,258	336	682	(79)	939	34,768

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ (loss) on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

Q1 2010

Balance at the beginning of the period	620	(32)	34,435	271	393	47	711	35,734
Profit for the period			3,324					3,324
Other comprehensive income for the period, net of tax				136	(1,094)	299	(659)	(659)

Total comprehensive income for the period			3,324	136	(1,094)	299	(659)	2,665

Transactions with owners, recognised directly in equity:
Dividends			(4,400)					(4,400)
Share-based payment			57					57
Purchase of treasury shares		(4)	(1,388)					(1,392)
Sale of treasury shares		2	250					252

Balance at the end of the period	620	(34)	32,278	407	(701)	346	52	32,916

Company Announcement no 25 / 2011	Page 21 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / supplementary information
(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

	2011	2010				% change Q1 2011 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2010

Sales	2,105	2,163	2,092	2,069	1,837	15%
Gross profit	1,687	1,750	1,698	1,669	1,476	14%
Gross margin	80.1%	80.9%	81.2%	80.7%	80.3%
Sales and distribution costs	572	707	614	587	535	7%
Percent of sales	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	307	367	309	327	286	7%
Percent of sales	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	101	114	103	99	96	6%
Percent of sales	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	20	21	16	21	30	(34%)
Operating profit	727	583	688	677	589	24%
Operating margin	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	0	139	(3)	(1)	9	(100%)
Financial income	11	17	5	19	9	29%
Financial expenses	28	109	64	76	27	9%
Profit before income taxes	710	630	626	619	580	23%

Net profit	546	529	482	476	447	23%
Depreciation, amortisation and impairment losses	81	92	81	80	78	4%
Capital expenditure	74	153	101	100	90	(18%)
Cash flow from operating activities	685	658	848	568	568	21%
Free cash flow	604	631	732	463	458	32%
Total assets	7,912	8,237	7,671	7,659	7,274	9%
Total equity	4,663	4,959	4,598	4,515	4,421	6%
Equity ratio	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	30,867	30,014	29,515	29,364	29,154	6%
Basic earnings per share (in EUR)	0.96	0.92	0.83	0.82	0.76	26%
Diluted earnings per share (in EUR)	0.95	0.91	0.83	0.81	0.75	26%
Average number of shares outstanding (million)	571.6	572.7	577.6	584.0	587.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	576.7	577.5	582.3	588.9	593.0	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	899	955	917	913	787	14%
Human insulins	356	400	398	418	372	(4%)
Victoza®	147	128	94	39	50	197%
Protein-related products	86	75	76	78	68	27%
Oral antidiabetic products (OAD)	95	90	98	94	87	10%
Diabetes care total	1,583	1,648	1,583	1,542	1,364	16%
NovoSeven®	273	267	264	290	257	6%
Norditropin®	168	167	165	168	145	16%
Hormone replacement therapy	66	65	69	60	60	11%
Other products	15	16	11	9	11	35%
Biopharmaceuticals total	522	515	509	527	473	10%
Sales by geographic regions:
North America	809	843	821	804	702	16%
Europe	616	655	628	628	595	4%
International Operations	296	290	285	297	247	20%
China	185	159	163	146	138	34%
Japan & Korea	199	216	195	194	155	28%
Segment operating profit:
Diabetes care	418	415	459	408	343	22%
Biopharmaceuticals	309	168	229	269	246	26%

Company Announcement no 25 / 2011	Page 22 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / supplementary information

DKK per 100	2010 average exchange rates	YTD 2011 average exchange rates as of 20 April 2011	Current exchange rate as of 20 April 2011

USD	562	541	514
JPY	6.42	6.55	6.21
CNY	83	82	79
GBP	869	868	841

Company Announcement no 25 / 2011	Page 23 of 23
Interim financial report for the period 1 January 2011 to 31 March 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 28, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer